C21 Investments completes acquisition of Pure Green Dispensary
Acquisition expands the Company’s retail network in Oregon

VANCOUVER, January 25, 2019 – C21 Investments Inc. (CSE: CXXI) today announced that it has closed the transaction to acquire 100% of Megawood Enterprises Inc., which is the owner of the Pure Green Dispensary in Portland, Oregon. Pure Green is a 3,000 square foot retail dispensary and has been operating since January 2014 as a local retailer for both medical and recreational products.

“The co-founders of Pure Green, Meghan and Matt Walstatter, will continue to work with the C21 Investments team on the expansion of the company’s retail network throughout Oregon,” said Robert Cheney, President & CEO, C21 Investments. “Pure Green has an enviable reputation and we want to replicate its success throughout our operations.”

“We’ve seen a lot of changes in the cannabis industry and Matt and I believe joining the C21 Investments team will elevate our brand and further our capabilities,” said Meghan Walstatter. “We want to continue to provide Oregon’s medical patients and recreational customers with affordable, quality cannabis. The resources of C21 Investments will allow us to bring our community-oriented approach to customer service and strong emphasis on product knowledge to an ever-expanding audience."

"Pure Green understands the Oregon canna-businesses, and we knew it was time to become part of something larger and C21 Investments is the perfect fit,” said Matt Walstatter. “We're impressed by the dynamic combination of brands and personalities that comprise the C21 Investments family."

Christopher Cherry Retires from the Board of C21 Investments
C21 Investments also announced that Mr. Christopher Cherry has retired from the Company’s board of directors effective immediately.

C21 Investments is in the process of completing previously announced transactions and has transitioned from an inactive company into a vertically integrated cannabis company with operations in two states (Oregon and Nevada). Mr. Cherry served as a director throughout the Company’s restructuring process and assisted management with the successful transition. With the transition being completed, Mr. Cherry has decided to leave the Company’s board of directors to focus on his responsibilities with other companies.

Commenting on Mr. Cherry’s contribution over the past year, C21 Investment’s CEO, Robert Cheney, said that “Chris has played a key role in transitioning C21 from an inactive shell into a dynamic, vertically integrated cannabis company with active operations. His fellow directors and the Company thank him very much for his past contributions of time and counsel and wish him the very best in all his future endeavors”.

ABOUT PURE GREEN
Pure Green is one of Portland’s original licensed cannabis retailers and was founded by Matt and Meghan Walstatter, who have been public policy advocates for legalized cannabis for the past two decades. The dispensary is located in the Hollywood Neighbourhood, on Portland’s “Green Mile” and in a building that once housed Portland’s first post-prohibition liquor store.

ABOUT C21 INVESTMENTS
C21 Investments Inc. (CSE: CXXI) is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company owns Silver State Relief in Nevada, and Eco Firma Farms in Oregon. The Company as definitive agreements to acquire Phantom Farms, Swell Companies in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. C21 Investments is also in active discussions to acquire additional operations. These developments are expected add to the Company’s ability to compete aggressively in the rapid growth of the cannabis industry and to grow revenue and EBITDA. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Media contact:	Investor contact:
Graeme Harris	David Goad
S2C Inc.	Investor Relations
graeme@strategy2communications.com	dgoad@cxxi.ca
+1 416 402-7050	+1 833 BUY-CXXI

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include: (ii) closing of the Offering is expected to occur on January 23, 2019, and is subject to a number of conditions, including receipt of all necessary corporate and regulatory approvals, including the Canadian Securities Exchange; (iii) the Company Eco Firma Farms in Oregon, and Silver State Relief and Silver State Cultivation in Nevada. It has a definitive agreement in place to acquire Phantom Farms and Swell in Oregon.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by C21. Although C21 believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because C21 can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the failure to obtain necessary regulatory approvals or satisfy the conditions to closing the Offering, C21’s inability to complete previously announced acquisitions or, if completed, to upgrade and expand the acquired business as planned, competitive factors in the industries in which C21 operates, prevailing economic and regulatory conditions, and other factors, many of which are beyond the control of C21.

The forward-looking statements contained in this news release represent C21’s expectations as of the date hereof, and are subject to change after such date. C21 disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

The CSE has not accepted responsibility for the adequacy or accuracy of this release.